Exhibit 99.1

Americas Gold and Silver Corporation Announces that its Large Radial Stacker has Returned to Service at Relief Canyon

TORONTO--(BUSINESS WIRE)--December 7, 2020--Americas Gold and Silver Corporation (TSX: USA) (NYSE American: USAS) (“Americas” or the “Company”), a growing North American precious metals producer, is pleased to report that its large radial stacker has returned to operation on the Relief Canyon leach pad. This will allow ore placement to return to the targeted rate of approximately 14,500 tonnes per day (16,000 tons per day) from the current rate of approximately 7,250 tonnes per day (8,000 tons per day). The stacker suffered a structural failure in late May, which required extensive repair work to be completed off-site. The repaired unit was tested prior to delivery for a period of several weeks by the fabricator, which included software upgrades aimed at improving operator efficiency. While this led to a slight delay in receiving the unit, the Company expects this will benefit the operation in the longer term.

The Company anticipates commercial production will be reached at the end of Q4-2020 with full production by the end of April 2021, setting the Company up for a strong 2021.

“I am confident that the return and operation of the radial stacker at Relief Canyon will allow the Company to exit a very challenging year in 2020 and position the Company up for tremendous success in 2021,” stated Americas Gold and Silver President & CEO Darren Blasutti. “Commercial production at Relief Canyon remains targeted for the end of Q4-2020 which I expect to positively impact the Company overall.”

About Americas Gold and Silver Corporation

Americas Gold and Silver Corporation is a high-growth precious metals mining company with multiple assets in North America. The Company’s newest asset, the Relief Canyon mine in Nevada, USA, has poured first gold and is expected to ramp up to full production over the course of 2021. The Company also owns and operates the Cosalá Operations in Sinaloa, Mexico and manages the 60%-owned Galena Complex in Idaho, USA. The Company has completed the outstanding option acquisition agreement for the San Felipe development project in Sonora, Mexico. For further information, please see SEDAR or www.americas-gold.com.

Cautionary Statement on Forward-Looking Information:

This news release contains “forward-looking information” within the meaning of applicable securities laws. Forward-looking information includes, but is not limited to, Americas Gold and Silver’s expectations, intentions, plans, assumptions and beliefs with respect to, among other things, estimated production rates and results for gold, silver and other precious metals, as well as the related costs, expenses and capital expenditures, the Company’s construction, production, development plans and performance expectations at the Relief Canyon Mine, its ability to finance, develop and operate Relief Canyon, including the anticipated timing of commercial production at Relief Canyon, the expected performance of the radial stacker at Relief Canyon upon resumption of service and operations of the radial stacker and related expected increase in production thereafter as well as any potential positive impacts on the Company’s common shares. Often, but not always, forward-looking information can be identified by forward-looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “intend”, “potential’, “estimate”, “may”, “assume” and “will” or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions, or statements about future events or performance. Forward-looking information is based on the opinions and estimates of Americas Gold and Silver as of the date such information is provided and is subject to known and unknown risks, uncertainties, and other factors that may cause the actual results, level of activity, performance, or achievements of Americas Gold and Silver to be materially different from those expressed or implied by such forward-looking information. With respect to the business of Americas Gold and Silver, these risks and uncertainties include risks relating to widespread epidemics or pandemic outbreak including the COVID-19 pandemic; the impact of COVID-19 on our workforce, suppliers and other essential resources and what effect those impacts, if they occur, would have on our business, including our ability to access goods and supplies, the ability to transport our products and impacts on employee productivity, the risks in connection with the operations, cash flow and results of the Company relating to the unknown duration and impact of the COVID-19 pandemic; interpretations or reinterpretations of geologic information; unfavorable exploration results; inability to obtain permits required for future exploration, development or production; general economic conditions and conditions affecting the industries in which the Company operates; the uncertainty of regulatory requirements and approvals; fluctuating mineral and commodity prices; the ability to obtain necessary future financing on acceptable terms or at all; the ability to develop, complete construction, bring to production and operate the Relief Canyon Project; and risks associated with the mining industry such as economic factors (including future commodity prices, currency fluctuations and energy prices), ground conditions and other factors limiting mine access, failure of plant, equipment, processes and transportation services to operate as anticipated, environmental risks, government regulation, actual results of current exploration and production activities, possible variations in ore grade or recovery rates, permitting timelines, capital and construction expenditures, reclamation activities, labor relations or disruptions, social and political developments and other risks of the mining industry. The potential effects of the COVID-19 pandemic on our business and operations are unknown at this time, including the Company’s ability to manage challenges and restrictions arising from COVID-19 in the communities in which the Company operates and our ability to continue to safely operate and to safely return our business to normal operations. The impact of COVID-19 on the Company is dependent on a number of factors outside of its control and knowledge, including the effectiveness of the measures taken by public health and governmental authorities to combat the spread of the disease, global economic uncertainties and outlook due to the disease, and the evolving restrictions relating to mining activities and to travel in certain jurisdictions in which it operate. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated, or intended. Readers are cautioned not to place undue reliance on such information. Additional information regarding the factors that may cause actual results to differ materially from this forward‐looking information is available in Americas Gold and Silver’s filings with the Canadian Securities Administrators on SEDAR and with the SEC. Americas Gold and Silver does not undertake any obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law. Americas Gold and Silver does not give any assurance (1) that Americas Gold and Silver will achieve its expectations, or (2) concerning the result or timing thereof. All subsequent written and oral forward‐looking information concerning Americas Gold and Silver are expressly qualified in their entirety by the cautionary statements above.

Contacts

Stefan Axell
VP, Corporate Development & Communications
Americas Gold and Silver Corporation
416-874-1708

Darren Blasutti
President and CEO
Americas Gold and Silver Corporation
416‐848‐9503